SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 1

to

ANNUAL REPORT

of

KfW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2019

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2019, as follows:

•	Exhibit (d) is hereby amended by adding the section “Recent Developments—KfW—Sources of Funds” on page 1 hereof to the “Recent Developments—KfW” section;

•

Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW—Other Recent Developments” on page 1 hereof to the “Recent Developments—KfW—Other Recent Developments” section;

•

Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments” on pages 2 to 5 hereof to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section;

•	Exhibit (d) is hereby amended by substituting the text and chart under the caption “Foreign Direct Investment” on page G-23 with the following text and chart:

“The following table presents data with respect to foreign direct investment stocks at year-end 2018.

FOREIGN DIRECT INVESTMENT STOCKS AT YEAR-END 2018

	Outward (1)	Inward (2)
	(EUR in billions)
Total (3)	1,276.9	540.3
Selected countries and regions
European Union	546.1	377.6
of which: European Monetary Union	282.4	327.2
of which: United Kingdom (4)	137.7	32.7
Switzerland	40.7	41.1
Russian Federation	20.3	2.4
United States	361.4	55.0
Canada	18.2	1.9
Central America	24.8	5.7
South America	29.2	0.3
Asia	176.5	41.1
of which: China (excluding Hong Kong)	86.1	3.2
of which: India	17.1	0.4
of which: Japan	13.9	22.7
Australia	20.1	2.6
Africa	10.8	0.9
Selected economic sectors of investment object
Manufacturing	417.1	141.7
of which: Chemicals and chemical products	90.3	11.6
of which: Pharmaceuticals	26.3	19.0
of which: Machinery and equipment	42.7	24.0
of which: Motor vehicles, trailers and semi-trailers	101.6	2.0
Electricity, gas, steam and air conditioning supply	39.1	19.5
Wholesale and retail trade; repair of motor vehicles and motor cycles	186.2	61.5
Information and communication	74.2	38.7
Financial and insurance activities	367.6	176.1
Real estate activities	39.0	32.5
Professional, scientific and technical activities	63.9	36.4

(1)	German foreign direct investment abroad.
(2)	Foreign direct investment in Germany.
(3)	Primary and secondary direct investment (consolidated).
(4)	The United Kingdom exited the European Union on January 31, 2020.

Source: Deutsche Bundesbank, Direktinvestitionsstatistiken – Aktualisierte Ausgabe (Mai 2020), Tables II.1.b, , II.2.b.”

-i-

•

Exhibit (d) is hereby amended by substituting the last sentence of the first paragraph under “Monetary and Financial System—Financial System—German Financial System—Wind-up Institutions” on page G-28 by the following sentence:

“As of December 31, 2019, the combined asset portfolios had been reduced to approximately EUR 31.2 billion.”

This report is intended to be incorporated by reference into KfW’s prospectus dated May 11, 2018 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

-ii-

RECENT DEVELOPMENTS

KFW

Sources of Funds

The volume of funding raised in the capital markets for the six months ended June 30, 2020, totalled EUR 35.87 billion, of which 66% were raised in euro, 17% in U.S. dollar and the remainder in 12 other currencies.

KfW currently maintains a robust liquidity position. As usual towards the end of the first half of its fiscal year, KfW has reviewed its funding needs for the second half of the fiscal year. In the course of its review, KfW considered the demand and disbursement pattern under the KfW Special Program 2020, the needs related to its regular promotional business, deferred payments and supplementary refinancing options, including refinancing through the newly created German Economic Stabilization Fund (Wirtschaftsstabilisierungsfonds – WSF) and the Eurosystem. As a result of its review, KfW has decided to reduce its targeted volume of long-term funding to be raised in the capital markets in 2020 from EUR 75 billion to EUR 65 billion.

As previously disclosed, the Federal Ministry of Finance is authorized to refinance KfW’s funding requirements resulting from the KfW Special Program 2020 up to a total amount of EUR 100 billion through the WSF. KfW and the WSF, which is managed by the Federal Republic of Germany – Finance Agency (Bundesrepublik Deutschland – Finanzagentur GmbH), have agreed on a related framework pursuant to which funds can be made available to KfW to meet its refinancing needs in connection with the KfW Special Program 2020 up to the total amount of EUR 100 billion. In this regard, KfW intends to refinance up to EUR 30 billion through the WSF in the third quarter of 2020.

Other Recent Developments

Export and Project Finance (KfW IPEX-Bank)

In May 2020, the German police and the public prosecutor’s office conducted investigations on the premises of KfW IPEX-Bank in connection with an export financing with federal coverage (“Hermes Cover”) for brewery and beverage equipment of a German manufacturing company to a brewery in Angola in 2015, in which Ms Isabel Dos Santos, the daughter of the former Angolan president José Eduardo dos Santos, holds a stake. The transaction used a standard on-lending structure, in which the on-lending bank, in this case a bank in Angola, is the borrower and KfW IPEX-Bank’s contractual partner. KfW IPEX-Bank identified its contractual partner in accordance with the applicable compliance guidelines and the requirements of the German Money Laundering Act (Geldwäschegesetz, GwG), and this review did not reveal any contraindication for the financing. KfW IPEX-Bank is cooperating fully with the investigating authorities.

In September 2018, KfW IPEX-Bank extended a commercial credit line to Wirecard AG (“Wirecard”), a German stock corporation publicly listed on the Frankfurt Stock Exchange. Wirecard is a provider of electronic payment management solutions operating worldwide for customers from a variety of sectors. The commercial credit line in an amount of EUR 100 million, which was initially granted for 364 days and extended in September 2019, has been fully drawn. On June 25, 2020, Wirecard announced that it had filed an application for the opening of insolvency proceedings due to impending insolvency and over-indebtedness. A week earlier, Wirecard had failed to publish its annual and consolidated financial statements for 2019 as planned, because its auditors had been unable to obtain sufficient audit evidence for cash balances in an amount of EUR 1.9 billion (approximately a quarter of Wirecard’s consolidated balance sheet total) on trust accounts to be consolidated. Following the insolvency filing, KfW IPEX-Bank’s restructuring department is handling the exposure to Wirecard in connection with the commercial credit line.

Strategic Shareholdings

CureVac AG. In June 2020, KfW was mandated by the Federal Government pursuant to and in accordance with article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäft) to make an investment of EUR 300 million by way of acquiring a shareholding of approximately 23% in the biopharmaceutical company CureVac AG (“CureVac”). CureVac is a German stock corporation with its registered seat in Tübingen, Germany, which focuses on the research and development of medicines based on messenger ribonucleic acids (mRNA). The transaction has not yet closed. Under the mandate, KfW is fully covered by the Federal Republic of Germany against any economic risks resulting from its investment in CureVac.

THE FEDERAL REPUBLIC OF GERMANY

Other Recent Developments

General

In light of the antisemitic attacks in Halle (Saale) in October 2019 and the antimuslim attacks in Hanau in February 2020 as well as rising numbers of attacks on policemen, paramedics and politicians, the intimidation of committed democrats and increased agitation in the social media, the Federal Government has recently undertaken a number of legislative and preventative measures. These measures include the establishment in March 2020 of a committee of the Federal Government to combat right-wing extremism and racism (Kabinettausschuss zur Bekämpfung von Rechtsextremismus und Rassismus), which underlines the political importance the Federal Government attributes to combating right-wing extremism as the greatest current threat to public safety in Germany. The committee is tasked with implementing and preparing measures to effectively combat right-wing extremism, racism, antisemitism and other phenomena of group-related hostility towards other people in Germany. In February 2020, the Federal Government had already launched a legislative proposal to combat right-wing extremism and hate crimes more intensively and effectively by, among other matters, affording greater protection to vulnerable persons, including local politicians, and sanctioning agitation via the internet more severely. This proposal was adopted by the Bundestag on June 18, 2020, and is pending approval by the Bundesrat, which is expected to occur on July 3, 2020.

Sources: Die Bundesregierung, Fragen und Antworten, Das tut die Bundesregierung gegen Rechtsextremismus, May 20, 2020 (https://www.bundesregierung.de/breg-de/suche/faq-extremismuspraevention-1714828); Die Bundesregierung, Gesetzespaket gegen Hasskriminalität, Entschieden gegen Hetze im Netz, June 18, 2020 (https://www.bundesregierung.de/breg-de/suche/gesetz-gegen-hasskriminalitaet-1722896); Bundesrat, Bundesrat Kompakt – Das Wichtigste zur Sitzung, Ausgewählte Tagesordnungspunkte der 992. Sitzung am 03.07.2020, TOP 11 Hasskriminalität, June 24, 2020 (https://www.bundesrat.de/DE/plenum/bundesrat-kompakt/20/992/992-pk.html#top-11).

European Union and Political Integration

At a videoconference meeting of the Prime Minister of the UK with the President of the European Council, the President of the European Commission and the President of the European Parliament on June 15, 2020, the parties noted the UK’s decision not to request any extension to the transition period provided for in the withdrawal agreement. The transition period will therefore end on December 31, 2020. Further discussions regarding an agreement to govern the future relationship between the UK and the EU after the expiration of the transition period are ongoing.

Source: European Commission, EU-UK Statement following the High Level Meeting on 15 June, statement of June 15, 2020 (https://ec.europa.eu/commission/presscorner/detail/en/statement_20_1067).

General Considerations Relating to the COVID-19 Pandemic

The COVID-19 pandemic is posing an unprecedented threat to the EU member states (the “Member States”) and to countries worldwide, many of which have been experiencing widespread transmission of the virus in the community for several months. The absence of an effective treatment or vaccine, combined with an exponential growth in infections from late February 2020 onwards, led many countries, including Germany, to implement non-pharmaceutical interventions, such as ‘stay-at-home’ policies, alongside other community and physical distancing measures, such as the cancellation of mass gatherings and the closure of educational institutions, work places and public spaces.

With the initial wave of transmission of COVID-19 having passed its first peak in almost all Member States, these countries, including Germany, are gradually, fully or partially, relaxing the measures implemented to prevent widespread transmission of the virus. Among other matters, effective June 15, 2020, the Federal Government has repealed travel warnings for Member States and certain other European countries and ceased border controls. In addition, on June 30, 2020, the Council of the EU adopted a recommendation on the gradual lifting of the temporary restrictions on non-essential travel into the EU for certain countries listed in the recommendation based on certain criteria, including, e.g., the epidemiological situation and containment measures, with the list being reviewed every two weeks. However, according to the European Centre for Disease Prevention and Control, an agency of the EU, the COVID-19 pandemic is not over and continuous efforts are needed to ensure that the remaining physical distancing and infection prevention control measures continue to be observed to limit the spread of the disease.

Interventions to contain the COVID-19 pandemic have profoundly disrupted people’s lives and the economy, with the EU entering the deepest economic recession in its history (-7.4% GDP growth in 2020 for the EU as a whole according to the European Economic Spring Forecast 2020). Measures taken by Members States at the national level to address the economic impact of the COVID-19 pandemic have been complemented by actions at the EU level, but it is unclear whether these measures will be able to prevent an even deeper and more protracted recession than forecast and a further widening of economic divergences in the EU. While decisive policy responses at the national and at the EU level have helped to prevent a seizing-up of the financial system, the impact of the COVID-19 pandemic on the economy and markets has amplified existing vulnerabilities for euro area financial stability. Financial stability risks could arise as these vulnerabilities, which include highly valued asset prices, fragile investment funds, the sustainability of sovereign and corporate debt, and weak bank profitability, are exacerbated as a result of the COVID-19 pandemic.

For more information on the measures implemented or being implemented by the EU, the Federal Republic and the ECB to address the challenges posed by COVID-19 to the EU and German economy as well as to the financial stability of the euro area, see “EU Response to the COVID-29 Pandemic”, “German Measures to Mitigate the Economic Impact of the COVID-19 Pandemic” and “Monetary Policy Response to the COVID-19 Pandemic” below as well as “Recent Developments” in Exhibit (d) to KfW’s annual report on Form 18-K for the fiscal year ended December 31, 2019, filed on May 15, 2020.

Sources: European Centre for Disease Prevention and Control, Rapid Risk Assessment: Coronavirus disease 2019 (COVID-19) in the EU/EEA and the UK – tenth update, June 11, 2020 (https://www.ecdc.europa.eu/en/publications-data/rapid-risk-assessment-coronavirus-disease-2019-covid-19-pandemic-tenth-update); Bundesregierung, Besprechung der Bundeskanzlerin mit den Regierungschefinnen und Regierungschefs der Länder am 17. Juni 2020 (https://www.bundesregierung.de/resource/blob/973812/1761548/94bdb647e1b03200d8430ee22e504ea9/2020-06-17-infektionen-data.pdf?download=1); Die Bundesregierung, Regelungen während der Corona-Pandemie, Informationen für Reisende und Pendler, accessed on July 1, 2020 (https://www.bundesregierung.de/breg-de/themen/coronavirus/corona-regelungen-1735032); Council of the EU, Council agrees to start lifting travel restrictions for residents of some third countries, press release of June 30 2020 (https://www.consilium.europa.eu/en/press/press-releases/2020/06/30/council-agrees-to-start-lifting-travel-restrictions-for-residents-of-some-third-countries/); European Commission, European Economic Forecast Spring 2020, May 2020 (https://ec.europa.eu/info/sites/info/files/economy-finance/ip125_en.pdf); European Central Bank, Pandemic increases risks to financial stability, press release of May 26, 2020 (https://www.ecb.europa.eu/press/pr/date/2020/html/ecb.pr200526~cbbd04bd5d.en.html).

EU Response to the COVID-19 Pandemic

On May 27, 2020, the European Commission proposed a major recovery plan for Europe to help repair the economic and social damage brought by the COVID-19 pandemic. The proposed plan comprises a reinforced EU multiannual financial framework for 2021 to 2027 (the “long term EU budget”) in an amount of EUR 1,100 billion and a new temporary recovery instrument of EUR 750 billion (referred to by the European Commission as “Next Generation EU”), to boost the long term EU budget to EUR 1,850 billion with financing raised in the financial markets through bonds issued by the European Commission on behalf of the EU, mainly in the period from 2021 to 2024. According to the European Commission’s proposal, the new recovery instrument is planned to be used for grants in an amount of EUR 500 billion, including provisioning for guarantees, and loans in an amount of EUR 250 billion, both of which would mainly be provided to Member States under the Recovery and Resilience Facility. This facility would consist of large scale financial support for both public investments and reforms, notably relating to green initiatives and digital transformation, which aim to make Member States’ economies more resilient and better prepared for the future. The maximum amount of grants that may be allocated to a Member State would depend on its population size, GDP per capita and unemployment rate. The proposed key would be particularly beneficial to the Member States most affected by the crisis. Grants may be supplemented by loans which in principle would be limited to a maximum amount of 4.7% of the relevant Member State’s gross national income.

Together with the three safety nets for workers, businesses and Member States amounting to a package worth EUR 540 billion endorsed by the European Council on April 23, 2020, the exceptional EU measures to help repair the immediate economic and social damage due to the COVID-19 pandemic and to kick-start recovery and prepare for a better future for the next generation, would reach EUR 1,290 billion.

Sources: European Commission, Europe’s moment: Repair and prepare for the next generation, press release of May 27, 2020 (https://ec.europa.eu/commission/presscorner/detail/en/ip_20_940); European Commission, The EU Budget Powering the Recovery Plan for Europe, May 27, 2020 (https://ec.europa.eu/info/sites/info/files/factsheet_1_en.pdf); European Commission, Key Instruments Supporting the Recovery Plan for Europe, May 27, 2020 (https://ec.europa.eu/info/sites/info/files/factsheet_2_en.pdf); European Commission, Financing the Recovery Plan for Europe, May 27, 2020 (https://ec.europa.eu/info/sites/info/files/factsheet_3_04.06.pdf); European Commission, The Pillars of Next Generation EU, May 2020 (https://ec.europa.eu/info/sites/info/files/3pillars_factsheet_0.pdf); European Commission, Questions and Answers on the EU budget for recovery: Recovery and Resilience Facility, May 28, 2020 (https://ec.europa.eu/commission/presscorner/detail/en/QANDA_20_949).

German Measures to Mitigate the Economic Impact of the COVID-19 Pandemic

The economic repercussions of the COVID-19 pandemic are extremely challenging for individuals and businesses, making it important for the German economy to recover quickly and to maintain people’s purchasing power. To this end, on June 29, 2020, the German parliament passed legislation regarding certain measures which form part of the EUR 130 billion economic stimulus and future technologies package agreed between the parties in Germany’s governing coalition on June 3, 2020. The planned measures are intended to rapidly revitalize the economy and to support it in the longer term. The fiscal measures adopted at the end of June 2020 most notably include a temporary reduction of VAT rates for the second half of 2020, a one-time EUR 300 bonus payment per child for families with children and improved depreciation rules for businesses. In addition, a short-term aid program for small and medium-sized firms in a total amount of EUR 25 billion will be launched.

Overall, the planned economic stimulus and future technologies package is intended to boost demand, safeguard jobs and provide targeted stabilization, to encourage investment by businesses and local authorities, and to promote future-oriented investment in Germany. The latter measures, totaling EUR 50 billion, in particular aim at promoting sustainable mobility, energy transition and compliance with climate targets and digital innovation in both the private sector and public administration, as well as at providing better protection against pandemics and promoting research and education.

On July 2, 2020, the Bundestag adopted a proposal for a second supplementary budget for the fiscal year 2020, which mainly reflects measures in connection with the planned economic stimulus and future technologies package and is intended to ensure swift and decisive implementation of the package. In order to finance the planned measures, the Federal Republic intends to take on additional new debt in an amount of approximately EUR 61.8 billion in the fiscal year 2020 compared to the budget for the fiscal year 2020 as amended in March 2020 through the adoption of a first supplementary budget, thereby increasing the Federal Republic’s net lending for 2020 from EUR 156 billion to EUR 217.8 billion. The second supplementary budget for fiscal year 2020 is pending approval by the Bundesrat, which is expected to occur on July 3, 2020.

On June 25, 2020, the European Commission approved a government support package for the German airline Deutsche Lufthansa AG (“Lufthansa”), which had come under severe financial distress as a result of the COVID-19 pandemic. The support package, which was approved by Lufthansa’s shareholders at an extraordinary general shareholders’ meeting on the same day, provides for the acquisition by the WSF of (i) a silent participation worth approximately EUR 4.7 billion (recognized as equity under IFRS), (ii) a shareholding of 20% in Lufthansa for approximately EUR 0.3 billion in connection with a capital increase by Lufthansa and (iii) a further silent participation worth approximately EUR 1.0 billion that may be converted into an additional shareholding of at least 5% in Lufthansa under certain conditions (takeover or failure by Lufthansa to redeem the coupon). In addition, Lufthansa will receive financing already approved under EU state aid rules in an aggregate amount of EUR 3.0 billion, consisting of EUR 2.252 billion under the KfW Special Program 2020 and EUR 748 million provided by syndicate banks, which brings the total amount of the support package to EUR 9.0 billion.

Sources: Federal Ministry of Finance, Public Finances, Emerging from the crisis with full strength, accessed on July 1, 2020 (https://www.bundesfinanzministerium.de/Content/EN/Standardartikel/Topics/Public-Finances/Articles/2020-06-04-fiscal-package.html); Bundesrat, Bundesrat Kompakt – Das Wichtigste zur Sitzung, Ausgewählte Tagesordnungspunkjte der 991. Sitzung am 29.06.2020, June 29, 2020 (https://www.bundesrat.de/DE/plenum/bundesrat-kompakt/20/991/991-pk.html);

The Federal Government, Revitalising the Economy, press release of June 12, 2020 (https://www.bundesregierung.de/breg-en/issues/corona-steuerhilfegesetz-1760128); Bundesministerium der Finanzen, Zweiter Nachtragshaushalt 2020 beschlossen—Kraftvolle und verantwortungsvolle Finanzpolitk zur Überwindung der Corona-Krise, press release of June 17, 2020 (https://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2020/06/2020-06-17-Nachtrag-HH.html); Bundestag, Dokumente, Bundestag beschließt zweiten Nachtragshaushalt in der Corona-Krise, accessed on July 2, 2020 (https://www.bundestag.de/dokumente/textarchiv/2020/kw27-de-nachtragshaushaltsgesetz-701728); Federal Ministry of Economic Affairs and Energy, European Commission approves stabilisation package for Lufthansa, press release of June 25, 2020 (https://www.bmwi.de/Redaktion/EN/Pressemitteilungen/2020/20200625-european-commission-approves-stabilisation-package-for-lufthansa.html); Federal Ministry of Economic Affairs and Energy, Altmaier: „Heute ist ein guter Tag für die Beschäftigten der Lufthansa, für die Zukunftsfähigkeit des Unternehmens und für den Wirtschaftsstandort Deutschland”, press release of June 25, 2020 (https://www.bmwi.de/Redaktion/DE/Pressemitteilungen/2020/20200625-altmaier-heute-ist-ein-guter-tag-fuer-die-beschaeftigten-der-lufthansa.html).

Monetary Policy Response to the COVID-19 Pandemic

On June 4, 2020, the Governing Council of the ECB announced an increase of the pandemic emergency purchase program (“PEPP”) by EUR 600 billion to a total of EUR 1,350 billion with a view to further easing the general monetary policy stance, thereby supporting funding conditions in the real economy, especially for businesses and households. The purchases will continue to be conducted in a flexible manner over time, across asset classes and among jurisdictions. The horizon for net purchases, i.e., the purchase of additional securities expanding the ECB’s balance sheet, under the PEPP is being extended to at least the end of June 2021 or until the Governing Council of the ECB concludes that the COVID-19 crisis phase is over. The maturing principal payments from securities purchased under the PEPP will be reinvested until at least the end of 2022 and in any case, the future roll-off of the PEPP portfolio will be managed to avoid interference with the appropriate monetary stance.

Source: European Central Bank, Monetary Policy Decisions, press release of June 4, 2020 (https://www.ecb.europa.eu/press/pr/date/2020/html/ecb.mp200604~a307d3429c.en.html).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW

By:	/S/ TIM ARMBRUSTER
Name: Tim Armbruster
Title: Senior Vice President and Treasurer

By:	/S/ JÜRGEN KÖSTNER
Name: Jürgen Köstner
Title: Vice President

Date: July 2, 2020